SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on January 6, 2014, drawn up in summary form.

1.            Date, time and venue:  On January 6, 2014, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participantes:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles,  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted from the results of the 2013 fiscal year and attributed to the minimum mandatory dividends for 2013, in the amount of R$0.10 for each share of the Company, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be deducted from the results of the 2013 fiscal year and attributed to the minimum mandatory dividends for 2013, of R$0.154 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1309 per share of the Company.

4.1.1. The aforementioned payment shall be made as from January 23, 2014, (ad referendum of the Annual Shareholders’ Meeting relating to the 2013 fiscal year), considering the shareholding on and including January 14, 2014, with respect to BM&FBovespa, and January 17, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as from and including January 15, 2014.

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5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, January 6, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2014

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer